EXHIBIT 11

 STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE
 (in thousands, except earnings (loss) per share data)

 Primary and Fully Diluted
 Earnings (Loss) per Share:

                             For the Year Ended December 31,

                                               1996      1995     1994

 Net Loss                                     <$905>    <$653>   <$311>

 Weighted average common shares outstanding:

       Weighted average common shares        12,597    11,277    7,976

       Common shares issued during the
       year ended December 31, 1994 (1)        ---       ---     1,524

                TOTAL                        12,597    11,277    9,500

 Net Loss per share                           <$.07>    <$.06>   <$.03>



 (1) Represents shares of common stock issued within 12 months of the merger. Such shares are considered to be outstanding for all periods presented in the same manner as a stock split.